January 19, 2007

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	MRU Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2005
Form 10-KSB for the Fiscal Year Ended June 30, 2006
Form 10-QSB for the Quarter Ended September 30, 2006
(File No. 000-33487)

Dear Mr. Vaughn:

By letter dated January 12, 2007 (the “Comment Letter”) from Kevin W. Vaughn, Division of Corporation Finance, the Company was informed of the comments of the staff with respect to the Annual Reports for the fiscal years ended June 30, 2005 and June 30, 2006 and the Quarterly Report for the period ended September 30, 2006. Set forth below is a brief description of our responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and, where appropriate, our revisions to the Registration Statements.

Form 10-QSB for the Quarter Ended September 30, 2006

Interim Financial Statements

Note 2: Summary of Significant Accounting Policies

1.
We note your response to our previous comments 3, 4, 5, and 7. Loans held for sale are required to be reported at the lower of cost or fair market value rather than the allowance model allowed under SFAS 5 and SFAS 114. Certain of your disclosures appear to indicate that your entire portfolio of student loans is accounted for as held for sale. However this contradicts your response to comment 4 and Note 2 regarding your Allowance for loan losses. Please revise to address the following:

•	Revise your balance sheet presentation of your student loans as well as your footnote disclosure to reflect the balance at the lower of cost or market;

•
Revise Note 2 to clearly disclose how you determine the fair value of the held for sale portfolio, including the factors considered in recognizing an impairment charge, aggregate or individual loan basis of valuation, degree of stratification and aggregation of the portfolio, use of peer data, historical loss rates, etc; and,

•
Provide a tabular roll-forward of the valuation allowance for your loans held for sale for each period presented, including the beginning balance, provisions, charge-offs, recoveries, and ending balance.

Company’s Response: The Company will provide the following additional disclosures:

•
The Company will revise its balance sheet presentation of our student loans receivable held for sale at the lower of cost or market. The Company will include a separate contra current asset listed under each student loan receivable held for sale for the Allowance for Loan Losses for each student loans receivable asset. The revised section of the balance sheet for the quarter ended September 30, 2006 follows:

	2006	2005
Private student loans receivable, held for sale	71,385,849	7,962,903
Allowance for loan losses	(2,510,086)	0

•	The Company will expand Note 2 on the fair value of its student loans receivable as follows:

“The Company determined the fair value of its student loans receivable through a net present value analysis. This analysis considered the 2003 United State Department of Education’s cohort default rates for Title IV post-secondary educational institutions, an individual loan basis of valuation, and estimated prepayment assumptions. The approximate 12% increase in fair value over the carrying value, which is the Company’s cost, results from this net present value modeling of future cash flows from the borrowers servicing these loans tempered by all of the above factors.”

•
The Company will provide the tabular roll-forward of the valuation allowance for our loans held for sale for each period presented (the quarter ended September 30, 2006), which will include the beginning balance, provisions, charge-offs, recoveries, and ending balance. An attachment is provided for this disclosure for the quarter ended September 30, 2006.

2.
We note your response to our prior comment 3 and the fact that you had no previous history of delinquencies to indicate potential losses within your portfolio as of June 30, 2006 and each balance sheet date for the preceding periods presented. Please revise to address the following:

•	Clearly disclose how you utilized peer data in your determination of valuation allowance for impairments prior to the 4th quarter of 2006.
•	Clearly describe how you determined that the peer data was similar enough to be used for your valuation purposes or describe any adjustments you made to the peer data.

•
If you did not use peer data in your determination of loan losses, please revise to disclose why not. Revise Note 2 and Note 3 regarding your accrual policies to disclose how you concluded that you had a basis for determining that the amount and timing of collections are reasonably estimable and the collection is probable in light of your lack of historical collection experience. Refer to paragraph 1 of AICPA Practice Bulletin 6. If you are unable to make this determination, please revise your financial statements accordingly to use the cost-recovery method.

Company’s Response: The Company does not use peer data in determination of loan losses for the following reasons:

•
As disclosed in the Company’s Management Discussion and Analysis on page 22, in originating our student loan portfolio, we use a unique and proprietary underwriting model which we believe provides us with a competitive advantage and which we believe generates loans with a higher likelihood of repayment. By combining traditional credit scoring methods with our proprietary underwriting matrix, which considers the loan applicant’s academic data, prior work experience, and the educational institution they attend, we generate our own credit and repayment capability index which we believe is more insightful and predictive in determining an applicant’s future repayment capabilities.

Since we believe we are unique in originating student loans in this manner, applying peer loan loss reserve data to our student loan portfolio would result in significant, and we believe, unjustified loan losses and bad debt expenses, which would have to be reversed in subsequent periods.

•	The Company knows the terms of each of its loans, principally the loan amount and the servicing period, and considers each loan collectible until a delinquency event occurs.

•
Paragraph 17 of AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” is not relevant for the Company, since the cost recovery method is not applicable because loans are probable and collections are estimatable.

3.
Your response to our previous comment 4 indicates that you have 7 loans totaling $67,944 that are past 90 days or more; however, you indicate that nonaccrual disclosures are not applicable to your business model.

•	Please revise to more clearly disclose how you evaluate your past due loans for determining when to put them on nonaccrual status.
•
Please provide all the disclosures required by paragraph 13c of SOP 01-06 regarding nonaccrual status, charge-offs, and determined past due or delinquency. Specifically address how the unseasoned nature of your portfolio as well as the deferred payment structures factored into your policies and identify steps you have taken to mitigate these risks.

•
If these past due loans are still on accrual status as of period end, please disclose how you determined that was appropriate. Include a discussion of any guarantees or collateral related to these loans and revise to disclose in detail the specific factors you considered in your determination that these loans are collectible.

Company’s Response: The Company will provide the following supplemental disclosures to the end of the Allowance for Loan Losses section of Note 2:

•
“The Company places a non-federally insured loan on nonaccrual status and charges off the loan when the collection of principal and/or interest is 180 days past due. The Company’s third party servicer works with borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the third party servicer that is consistent with the established loan program servicing procedures and policies. Loans granted deferment or forbearance will move off principal and/or interest repayment, however these loans still accrue interest. The unseasoned nature of our portfolio gives the Company much motivation to work with the servicer in identifying borrowers who may be delinquent on their loans due to misinformation (students frequently change addresses) or availing the student deferment or forbearance. The Company wishes to actively manage its servicing and collection process for two principal reasons: to assist its student borrowers to maintain their credit ratings and to keep the Company’s loan loss percentage as low as possible.”

•
For the quarter ended September 30, 2006, the Company had no loans that were on nonaccrual status. The 7 loans totaling $67,944 were not 180 days past due as of this date, which is the Company’s nonaccrual standard as described in the revised disclosure above. The private student loans receivable contain no guarantees or collateral terms or conditions related to these loans.

4.	We note your response to our previous comment 6 in which you present the factors considered in determining that the Achiever Fund LLC should not be consolidated pursuant to FIN 46.

•	Please revise page 7 to clearly disclose how you account for this investment and refer us to the technical literature you considered.
•	Tell us how you considered paragraph 2 of EITF 03-16 and SOP 78-9 in your accounting for this entity.

Company’s Response:

•	The Company will add the following additional disclosure to the end of the Investment in Achiever Fund I, LLC section of Note 2:

“The Company accounts for this investment at the lower of cost or fair value, which is the Company’s investment basis (cost), per EITF 03-16, “Accounting for Investments in Limited Liability Companies”.

•	The Company reviewed and relied on Paragraph 2 of EITF 03-16, “Accounting for Limited Liability Companies”, with special notice to the following excerpt:

“…In Topic No. D-46, “Accounting for Limited Partnership Investments,” the SEC staff clarified its view that limited partnership investments of more than 3 to 5 percent are considered to be more than minor and therefore, should be accounted for using the equity method.”

Note that the Company’s investment percentage in this entity was less than five (5) percent, as disclosed on page 7.

Further the Company reviewed and relied on paragraph 5 of EITF 03-16, with special notice to the following excerpt:

“The Task Force reached a consensus that an investment in an LLC that maintains a ‘specific ownership account” for each investor - similar to a partnership capital account structure - should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of SAP 78-9 and related guidance, including Topic D-46, should apply to such LLCs.”

The Achiever Fund LLC maintains specific ownership accounts, which is how the Company knows that it has less than 5% interest in this LLC (2.7%).

•
AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures”, addresses the accounting for real estate partnerships, although that accounting is applied by analogy to partnerships that are not real estate ventures. SOP 78-9 requires noncontrolling investments in limited partnerships (LP’s) to be accounted for using the equity method as described in APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock”, unless the LP’s interest is so minor that the limited partner may have virtually no influence over partnership operating and financial policies, when accounting for the investment using the cost method may be more appropriate.

The Company’s minor interest in the Achiever Fund I LLC warrants the lower of cost or fair market value accounting for this investment, per SOP 78-9, EITF 03-16, and D-46.

Note 3: Student Loan Receivables, Held for Sale, page 10

5.
You state on page 10 that “Interest accrues on these loans from the date of advance depending on the student borrower’s choice of repayment option (deferred, interest payment only, and principal and interest payment)”. Please revise to address the following:

•	Please revise to more clearly disclose how you comply with SFAS 91 in using the effective interest method for each of these payment options.
•	Please revise to clearly disclose whether you purchase loans at a discount. If so, clearly disclose how you account for that discount.

Company’s Response: The Company will expand the first paragraph of Note 3 - Student Loan Receivables, Held for Sale:

“Student loan receivables are private student loans made to post-secondary and/or graduate students pursuing degree programs from selective colleges and universities in the United States of America and abroad. Private student loans are not guaranteed by any governmental entity and are unsecured consumer debt. Interest accrues on these loans from the date of advance, with the interest rate depending on the student borrower’s choice of repayment option (deferred, interest payment only, and principal and interest payment). Once these loans begin to service, borrower payments are applied to interest and principal consistent with the effective interest rate method per SFAS 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”. Origination fee revenue is recognized over the principal servicing life of the loan, if applicable, per SFAS 91.”

The Company will also revise the fifth paragraph of Note 3 - Student Loan Receivables, Held for Sale to clearly disclose whether the Company purchases loans at a discount:

“Through September 30, 2006, the Company purchased the following private student loan volumes through its various subsidiary loan programs. All loans purchased through these loan programs are purchased at par, i.e. with no discount.

•	The Doral Bank-MRU Lending loan program purchased approximately $18.5 million in private student loans.
•	The Doral Bank-MRU Funding SPV loan program purchased approximately $45.2 million in private student loans.
•	The Webbank-MRU Lending loan program purchased approximately $1.5 million in private student loans.”

6.
We note your response to our previous comment 9 in which you state that you have retained servicing on your sold loans and that it is outsourced to a third party. We note that you have recorded servicing expense in your financial statements. However, we could not determine if you have recorded a servicing asset or liability, as appropriate or servicing revenue. Please revise to disclose how you account for the servicing revenue and asset/liability, and how you account for the impact of the third party servicing arrangement.

Company’s Response: Through the reporting period ended September 30, 2006, the Company has not sold any loans it has purchased under its various subsidiary loan programs. Because the Company has not sold any loans, there is no servicing asset to record. The Company is not licensed to service loans, so there is no servicing revenue potential for the Company. The Company retained servicing on the loans it purchases, which is then outsourced to third parties. The servicing expense in our financial statements reflects the cost of outsourcing servicing of our loan portfolio to third parties.

7.	Please revise your disclosures here or in Note 11 regarding the agreements with Doral to address the following:

•	Please disclose the nature of any recourse provisions contained in your arrangements with Doral.
•	If no recourse provisions exist, disclose that fact.
•
Please revise to disclose the factors considered and the accounting literature relied upon in determining that the transactions qualified as true sales under SFAS 140 by Doral and therefore true purchase by you rather than financing arrangements.

•
Please revise to more clearly disclose the business purpose of your arrangement with Doral. Clearly explain why you arrange for them to originate the loan and sell it to you after you locate the customer.

Company’s Response: The Company will revise the 1st and 3rd paragraphs in Note 11 - Loan Program Agreements as follows:

“On July 25, 2005, MRU Lending, Inc. (“MRUL”), a wholly-owned subsidiary of the Company entered into a definitive agreement with Doral Bank NY, FSB (“the Bank”). The agreement provides for the Bank’s origination of private student loans to qualified applicants participating in MRUL’s private student loan program, the marketing of such program and solicitation and qualification of such applicants by MRUL or its affiliates and the sale by the Bank and purchase by RMUL of such student loans at par, i.e. no discount, and without recourse. The business purpose of the Loan Program and Loan Sale Agreements between MRUL and the Bank allow MRUL to purchase student loans originated by a Federal Savings Bank. There are legal and regulatory advantages to MRUL for purchasing loans originated by a Federal Savings Bank that are not available to the MRUL otherwise. The agreement between MRUL and the Bank is evidenced by a Loan Program Agreement and a Loan Sale Agreement, both dated July 25, 2005. The Agreements have a thirty-six (36) month term and are automatically renewable for up to two (2) successive terms of twelve (12) months.”

“On January 10, 2006, MRU Originations, Inc. (“MRUO”) and MRU Funding SPV, Inc. (“MRUF”), wholly-owned subsidiaries of the Company entered into definitive agreements with Doral Bank NY FSB (“the Bank”). The agreement provides for the Bank’s origination of private student loans to qualified applicants participating in MRUO’s private student loan program, the marketing of such program and solicitation and qualification of such applicants by MRUO and the sale by the Bank and purchase by MRUF of such student loans at par, i.e. no discount, and without recourse. The business purpose of the Loan Program and Loan Sale Agreements between MRUO, MRUF, and the Bank allow MRUF to purchase student loans originated by a Federal Savings Bank. There are legal and regulatory advantages to MRUF for purchasing loans originated by a Federal Savings Bank that are not available to the MRUF otherwise. The agreement between MRUF and the Bank is evidenced by a Loan Sale Agreement dated January 10, 2006. The Agreements have a thirty-six (36) month term and are automatically renewable for up to two (2) successive terms of twelve (12) months.”

Paragraph 9 of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, determines whether the student loans sale transactions between Doral Bank and the Company qualify as true sales rather than financing agreements. This paragraph states:

“9. A Transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions (FASB accent) are met:

a.	The transferred assets have been isolated from the transferor - put presumably beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership (paragraphs 27 and 28).
b.
Each transferee (or, if the transferee is a qualifying SPE (paragraph 35), each holder of its beneficial interest) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor (paragraphs 29-34).

c.
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem before their maturity (paragraphs 47-49) or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call (paragraphs 50-54).”

Applying this paragraph and its three (3) tests to the student loan sales transactions between Doral Bank and the Company:

a.	The transferred assets have been isolated from Doral Bank after the sale, which is without recourse.
b.
Until the student loan sales transaction is consummated, Doral Bank is the legal and beneficial owner of all right, title, and interest in each loan. Doral Bank is not limited in its ability to pledge or exchange the assets which it holds that are the subject of the loan sale agreement.

c.
The loan sale agreement does require Doral Bank to repurchase or redeem student loans before maturity. The loan sale agreement does not give Doral Bank the unilateral ability to cause the Company to return specific student loan receivable assets.

Note 7: Stockholders Equity

Series B Convertible Preferred Private Placement, page 13

8.
Please refer to our previous comment 13. It remains unclear why you believe that the instruments should be classified as equity based on the analysis contained in your response. Paragraph A7 of SFAS 150 refers to conditionally redeemable stock that becomes redeemable only upon an event that is outside the control of the issuer, such as a business combination that must be voted on by the shareholders. Based on the features you have disclosed in your response, your stock appears redeemable upon demand by the instrument holder and therefore should be classified as a liability at fair value. Please revise or advise. Refer to paragraph 9 of SFAS 150

Company’s Response: The Company quotes the applicable paragraphs 9, A7 and A9 of SFAS 150, which the Company relied on in determining the equity classification of the Series B Preferred Shares:

“9. A manditorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is manditorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified date (or dates) or upon an event certain to occur.”

“A7. If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of manditorily redeemable financial instrument in this Statement. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of manditorily redeemable (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.”

“A9. For another example of a conditionally redeemable instrument, an entity may issue preferred shares with a stated redemption date 30 years hence that are also convertible at the option of the holders into a fixed number of common shares during the first 10 years. Those instruments are not manditorily redeemable for the first 10 years because the redemption is conditional, contingent upon the holder’s not exercising its option to convert into common shares. However, when the conversion option (the condition) expires, the shares would become manditorily redeemable and would be reclassified as liabilities, measured initially at fair value.”

The redemption feature of the Company’s Series B Preferred shares follows the example of paragraph A9, where the redemption is not mandatory for the first five (5) years of the term of the instrument. Item FOURTH.D.10. of the Company’s Amended and Restated Certificate of Incorporation, filed with the State of Delaware on February 13, 2006, sets forth the terms of the mandatory redemption of the outstanding shares of Series B Convertible Preferred Stock (the “Series B Preferred”). Pursuant to that section, the Company is obligated to redeem the outstanding shares of Series B Preferred only if a majority of the Series B Preferred holders request redemption at any date after the fifth anniversary of the issuance of such shares. Absent such a request from the holders of a majority of the then-outstanding shares of Series B Preferred, the Company has no obligation to redeem the Series B Preferred. Prior to the fifth anniversary of the issuance of the outstanding shares of Series B Preferred, the Company is under no obligation to redeem the Series B Preferred.

Under Paragraph 9 of SFAS 150, an instrument is considered to be “manditorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” There is no certainty that either (i) the holders of the Series B Preferred will not convert their shares of Series B Preferred into shares of Common Stock prior to the 5-year anniversary of the issuance of the Series B Preferred; or (ii) that after the 5-year anniversary of issuance, the holders of a majority of the then-outstanding shares of Series B Preferred will request the Company redeem their shares. Therefore, there is no certainty to the event of redemption occurring in the future. The Company has no control over the actions of its Series B Preferred stockholders. Therefore, the Series B Preferred is similar to the example provided in Paragraph A9 of SFAS 150, where “redemption is conditional, contingent” on some action (or lack of action) by the shareholders and the Company believes that the Series B Preferred is properly classified as equity.

Pursuant to Paragraph A7 of SFAS 150, the Company will monitor the conditions surrounding the Series B Preferred, and following (i) the 5-year anniversary of the issuance of the Series B Preferred, and (ii) any indication, from the holders of a majority of the then-outstanding shares of Series B Preferred, that such holders intend (or are likely) to provide a notice to the Company that they will exercise their right to request mandatory redemption of all outstanding shares of the Series B Preferred, the Company will change its classification of the Series B Preferred from an equity to a liability.]The redemption is conditional; contingent upon the holder’s not exercising its option to convert into common shares. If the Company’s Series B Preferred shares are still outstanding five (5) years from the Series B Measurement Date, the Company will reclassify this equity as a liability, initially measured at fair value.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

9.	Please revise to address the above comments as applicable.

Company’s Response: The Company will revise the Form 10-KSB for the fiscal year ended June 30, 2006 when amended to include all additional disclosures and revisions as noted above and also those identified previously in the SEC comment letter process on Form 10-KSB for the fiscal year ended June 30, 2006..

Form 10-KSB for the Fiscal Year Ended June 30, 2005

10.	Please revise to provide amended disclosures addressing the above comments, as appropriate.

Company’s Response: The Company will revise the Form 10-KSB for the fiscal year ended June 30, 2005 when amended to include all additional disclosures and revisions as noted above and also those identified previously in the SEC comment letter process on Form 10-KSB for the fiscal year ended June 30, 2005.

*    *    *

We trust that the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter dated 1/12/2007.

As we have previously discussed, we would appreciate any accelerated attention the SEC could give to this review, as we would like to cooperate with the SEC in closing the issues the SEC brought to our attention and work with the SEC to have our recently amended S-3 be effective.

As you are aware, the comment process has been lengthy. The following timeline summarizes the comment letter process on these reports to-date. We are concerned that if we do not accelerate the timing for the review, we will have a problem timely filing our Quarterly Report for the period ended December 31, 2006.

First SEC comment letter received on Form 10-KSB for the fiscal year ended 6/30/2005 (21 comments) - 2/16/2006

MRU Response filed - 3/15/2006

Second SEC comment letter received on Form 10-KSB for the fiscal year ended 6/30/2005 (17 comments) - 4/14/2006

MRU response filed - 5/8/2006

Third SEC comment letter received on Form 10-KSB for the fiscal year ended 6/30/2005 (8 comments) - 6/8/2006

MRU response filed - 6/23/2006

Fourth SEC comment letter received on Form 10-KSB for the fiscal year ended 6/30/2005 (3 comments) - 7/25/2006

MRU response filed - 8/9/2006

Fifth SEC comment letter received on Form 10-KSB for the fiscal year ended 6/30/2005 (2 comments) and Form 10-KSB for the fiscal year ended 6/30/2006 (11 comments) - 11/7/2006

MRU response filed - 12/8/2006 (Note that MRU filed 8-K on restatement on same day)

Current SEC comment letter received on Form 10-QSB for the period ended 9/30/2006 (8 comments), Form 10-KSB for the fiscal year ended June 30, 2006 (1 comment), and Form 10-KSB for the fiscal year ended June 30, 2005 (1 comment) - 1/12/2007

If the staff has any questions or comments, please contact our Managing Director-Finance and Controller, Randy L. Rasmussen, at (212) 836-4163.

Very truly yours,

/s/ Edwin J. McGuinn, Jr.
Edwin J. McGuinn, Jr.
Chairman of the Board and Chief Executive Officer, MRU Holdings, Inc.

ATTACHMENT

Activity in the Allowance for Loan Losses

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, in the portfolio of student loans. An analysis of the Company’s allowance for loan losses is presented in the following table:

Three Months Ended
September 30, 2006

Balance at the beginning of period	$814,631.36
Provision for loan losses:
Federally insured loans	0.00
Private student loans	1,695,454.75
Total provision for loan losses	1,695,454.75

Charge-offs, net of recoveries
Federally insured loans	0.00
Private student loans	0.00
Net charge-offs	0.00

Balance at end of period	$2,510,086.11

Allocation of the allowance for loan losses:
Federally insured loans	$0.00
Private student loans	2,510,086.11
Total allowance for loan losses	$2,510,086.11

Private student loan allowance as a
percentage of the ending balance of the
private student loans receivable	3.52%